UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Press Release, Material Change Report and Notice of Intention dated August 3, 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 3, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard Launches its Share Repurchase Program

ATD.A, ATD.B / TSX

Laval, Québec, August 3, 2007 – Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program, authorizing the Company to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). The average daily trading volume for the 6-month period preceding July 27, 2007, represents 8,001 Class A multiple voting shares and 534,247 Class B subordinate voting share. In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25% of these averages may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. If market conditions permit, the Company presently anticipates that it will acquire up to 2,808,765 Class A multiple voting shares and up to 7,332,066 Class B subordinate voting shares, which numbers represent approximately 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares issued and outstanding as of July 27, 2007.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2007 and ending on August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated or not with a petroleum company) in terms of number of stores. Couche-Tard currently operates a network of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 States and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard's retail convenience network and executive and administrative offices.

Source

Alain Bouchard, Chairman, President and Chief Executive Officer
Tel: (450) 662-3272
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2	Date of Material Change

August 3, 2007

Item 3	News Release

The material change was disclosed in a press release dated August 3, 2007 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4	Summary of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program.

Item 5	Full Description of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program, authorizing the Company to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). The average daily trading volume for the 6-month period preceding July 27, 2007, represents 8,001 Class A multiple voting shares and 534,247 Class B subordinate voting share. In accordance with the requirements of the Toronto Stock Exchange, a maximum daily repurchase of 25% of these averages may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. If market conditions permit, the Company presently anticipates that it will acquire up to 2,808,765 Class A multiple voting shares and up to 7,332,066 Class B subordinate voting shares, which numbers represent approximately 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares issued and outstanding as of July 27, 2007.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2007 and ending on August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin Executive Vice-President and Chief Financial Officer Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9	Date of Report

August 3, 2007

TORONTO STOCK EXCHANGE COMPANY MANUAL

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

WHEN TO FILE:

Every issuer shall file a draft Notice of Intention to Make a Normal Course Issuer Bid once the issuer is prepared to declare that it has a present intention to acquire its securities. A notice is not to be filed if the issuer does not have a present intention to purchase its securities.

HOW:	Via TSX SecureFile or via email to listedissuers@tsx.com or via fax for issuers reporting to:
Toronto TSX Office: 416-947-4547
Montreal TSX Office: 514-788-2421
Calgary Office: 403-237-0450
Vancouver Office: 604-844-7502

QUESTIONS:	Email to listedissuers@tsx.com or contact the Manager who is responsible for the Issuer or call, for issuers reporting to:
Toronto TSX Office: 416-947-4523
Montreal TSX Office: 514-788-2451
Calgary Office: 403-237-2800
Vancouver Office: 604-643-6599

NOTE:

When the draft notice is in a form acceptable to TSX, the issuer shall file the notice in final form, duly executed by a senior officer or director of the issuer, for acceptance by TSX. The final form of the notice must be filed at least two (2) clear trading days prior to the commencement of any purchases under the NCIB.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

1.     Securities Sought:

(a)   class of securities: Class A Multiple Voting Shares (the "Multiple Voting Shares") and Class B Subordinate Voting Shares ("Subordinate Voting Shares") of Alimentation Couche-Tard Inc. (the "Issuer").

(b)   total number of securities:

(i)   issued and outstanding as at July 27, 2007: 56,175,312 Multiple Voting Shares and 146,641,334 Subordinate Voting Shares

(ii)  if applicable, the total public float : N/A

(c)   percentage of securities that the NCIB is for:

(i)   % of issued and outstanding (maximum 5%): 5%

(ii)  % of the public float, as the case may be(maximum 10%): N/A

(d)   maximum number of securities that may be acquired under the NCIB:

2,808,765 Multiple Voting Shares and 7,332,066 Subordinate Voting Shares which will be cancelled following their repurchase.

(e)   where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:

2,808,765 Multiple Voting Shares and 7,332,066 Subordinate Voting Shares

(f)   is the issuer an investment fund: No

If the answer is NO, the average daily trading volume for six months prior to date hereof:

ATD.A = 8,001
ATD.B = 534,247

(g)   if the issuer has a class of restricted securities:

(i)    a description of the voting rights of all equity securities:

The authorized share capital of the Issuer consists of an unlimited number of first preferred shares, issuable in series, an unlimited number of second preferred shares, issuable in series, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

The Multiple Voting Shares entitle the holders thereof to 10 votes per share (except as set out below) and the Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of shareholders of the Issuer.

The Multiple Voting Shares entitle holders thereof to one vote per share with respect to the following matters: (i) the amalgamation of the Issuer with any other corporation other than one or more of the Issuer's subsidiaries; (ii) the sale, lease, transfer or other disposition (other than in the ordinary course of business) of all or substantially all of the assets of the Issuer to any corporation other than to one or more of the Issuer's subsidiaries; or (iii) the voluntary liquidation, dissolution or winding-up of the Issuer.

(ii)    if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

2.    Duration: State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (ie. May 1, 2004 to April 30, 2005):

Between August 8, 2007 and ending on the earlier of:

i)   August 7, 2008; or

 ii)  that date on which the company will purchase of the maximum number of Class A multiple voting shares and the Class B subordinate voting shares specified hereafter.

3.     Method of Acquisition: State the following:

(a)   that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:

Purchases pursuant to the NCIB will be effected through the facilities of the TSX and, subject as herein provided, at such times and in such numbers to be determined by the Issuer's management, in accordance with the policies and rules of the TSX.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

(b)   that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

The purchase and payment for the Multiple Voting Shares and Subordinate Voting Shares will be made by the Issuer in accordance with the requirements of TSX.

(c)    that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price the Issuer will pay for any such Multiple Voting Shares or Subordinate Voting Shares will be the market price of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, at the time of acquisition.

However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares.

(d)    whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

The Issuer does not presently intend to purchase Multiple Voting Shares or Subordinate Voting Shares other than by means of open market transactions during the period that the NCIB is open.

4.    Consideration Offered: State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:

There are no restrictions on the price to be paid for the Multiple Voting Shares or Subordinate Voting Shares to be purchased pursuant to the NCIB. The funds to purchase the Multiple Voting Shares and Subordinate Voting Shares pursuant to the NCIB will be provided from the general funds of the Issuer. However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares. Save as herein mentioned, there are no restrictions on the NCIB.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

5.     Reasons for the NCIB: State the purpose or business reasons for the NCIB:

The directors of the Issuer have concluded that purchases of up to 2,808,765 of the issued and outstanding Multiple Voting Shares and 7,332,066 of the issued and outstanding Subordinate Voting Shares of the Issuer under the NCIB are an appropriate and desirable investment for the Issuer and, therefore, would be in the best interests of the Issuer. As a result of such purchases under the NCIB, the number of issued Multiple Voting Shares and Subordinate Voting Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders with respect to each class will be increased on a pro rata basis.

6.    Valuation: Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

To the knowledge of the directors and officers of the Issuer after reasonable inquiry, no independent appraisal or valuation or material nonindependent appraisal or valuation regarding the Issuer, its material assets or securities has been prepared within the two years preceding the date of this notice.

7.    Previous Purchases: Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the following:

(a)   method of acquisition: N/A

(b)   the number of securities purchased: N/A

(c)   the weighted average price paid: N/A

8.    Persons Acting Jointly or In Concert with the Issuer: Disclose the identity of any party acting jointly or in concert with the issuer:

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

To the knowledge of the Issuer, no person is acting jointly or in concert with the Issuer in connection with the NCIB.

9.    Acceptance by Insiders, Affiliates and Associates:

(a)    name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: To the knowledge of the Issuer and after reasonable inquiry, no director or senior officer of the Issuer, nor any associate of the foregoing, nor any person or corporation holding 10% or more of any class of equity securities of the Issuer, nor any person or corporation acting jointly or in concert with the Issuer intends to sell Multiple Voting Shares or Subordinate Voting Shares during the course of the NCIB. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of options to purchase Subordinate Voting Shares of the Issuer under the stock option plan of the Issuer or as personal circumstances or decisions unrelated to the existence of the NCIB determine.

It is the Issuer's policy in connection with the NCIB to require that any broker who acts simultaneously for the vendor of Multiple Voting Shares or Subordinate Voting Shares and the Issuer certify that such vendor is not a director, officer or other insider of the Issuer.

The Issuer does not have any contract, arrangement or understanding, formal or informal, with any holder of Multiple Voting Shares or Subordinate Voting Shares with respect to its proposed purchase of Multiple Voting Shares or Subordinate Voting Shares under the NCIB.

(b)   where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: N/A

10.   Benefits from the NCIB: State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other security holder who sells or does not sell:

There will be no benefits to any party mentioned in item 9 that do not accrue to all holders of the Multiple Voting Shares or Subordinate Voting Shares, as applicable.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)

TORONTO STOCK EXCHANGE COMPANY MANUAL

11.   Material Changes in the Affairs of the Issuer: Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

The directors and officers of the Issuer are not aware of any undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

12.   Participating Organization Information:

(a)   Name of broker: National Bank Financial

(b)   Name of registered representative: Frédéric Girard

(c)   Address of broker: 1155 Metcalfe, 5th Floor, Montréal (Québec) H3B 4S9

(d)   Fax number: (514) 879-3708

13.   Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

The directors and officers of the Issuer are not aware of such significant information.

14.  Certificate: The undersigned, a director or senior officer of the issuer duly authorized by the issuer's board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual . This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED on the 3rd day of August, 2007.

(s) Richard Fortin
NAME: Richard Fortin
TITLE: Executive Vice-President and Chief Financial Officer

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2007, TSX Group Inc.
(as at June 1, 2007)